UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 15 February 2024

Financial results at 31 December 2023

 "Lead the Future" plan on track

2023 targets achieved: acceleration of EBITDAaL growth to 1.3% and organic cash flow to 3.66 billion euros

2024-2025 trajectory confirmed

In millions of euros	4Q 2023	change comparable basis	change historical basis	12M 2023	change comparable basis	change historical basis
Revenues	11,578	1.6%	2.0%	44,122	1.8%	1.5%
EBITDAaL	3,544	2.0%	2.8%	13,035	1.3%	0.6%
Operating Income				4,969	6.6%	3.5%
Consolidated net income				2,892		10.5%
eCAPEX (excluding licenses)	2,065	(7.9)%	(7.3)%	6,815	(6.7)%	(7.5)%
EBITDAaL - eCAPEX	1,480	20.0%	21.2%	6,220	11.7%	11.2%
Organic cash flow (telecom activities)				3,661		19.7%
Free cash flow all-in (telecom activities)				2,940		59.4%
Return On Capital Employed (ROCE) (telecom activities)				6.7%		0.8 bp
Earnings per share (EPS) in euro				0.85		16.4%

Commenting on these results, Christel Heydemann, Orange’s Chief Executive Officer said:

"One year on from the announcement of our "Lead the Future" strategic plan, we have achieved all our financial targets for 2023. These results are a testament to our ability to execute and advance our major strategic projects.

Thanks to our work on pricing, our quality of service and our efficiency program, revenues and EBITDAaL grew 1.8% and 1.3% respectively, accelerating steadily throughout the year. As expected, in France, EBITDAaL improved markedly in the second half as our value strategy delivered its full effects. This strategy fueled growth in the consumer market supported by the quality of our network which has been ranked the best mobile network in France thirteen consecutive times by Arcep. Europe turned in a solid performance - driven by Spain which delivered year-on-year growth for the first time since 2018 - with a strong increase in EBITDAaL and with rankings amongst the best in terms of quality of service in each of its markets. Africa & Middle East posted strong growth in terms of both revenues and EBITDAaL, supported by mobile data, Orange Money and B2B activities, thus demonstrating its dynamism.

We continued to streamline our portfolio with the disposal of OCS and Orange Studio at the end of January. We pursued our strategy of consolidation in Europe with the integration of recent acquisitions in Belgium and Romania which have considerably strengthened our position in these markets. As for our proposed joint venture with Masmovil in Spain, we remain confident in the outcome of the approval process currently underway by the European Commission, with a decision expected by 22 February. Orange Business is progressing its transformation plan, delivering encouraging initial results with an improvement in the EBITDAaL trend.

Based on these results, we are fully confident in our ability to achieve all the 2024/2025 targets set out in our Lead the Future plan. I would like to thank all our colleagues for their trust and determination."

Revenues for full-year 2023 were 44,122 million euros, an increase of 1.8%, or 790 million euros, year on year[1]. Revenue growth was driven by retail services[2], which grew 3.5% or 1,109 million euros, and equipment sales, which rose 7.3% or 238 million euros. This performance offset by more than two times the decrease in revenues from wholesale services, which continued their decline failing 6.5% or -474 million euros.

•  In France, the full impact of our value strategy was felt in the second half with growth in retail services excluding PSTN of 3.0% year on year partially offsetting the expected decrease in revenues from wholesale services of 8.5%.

•  In Europe, growth continued at 2.2% thanks to the performance of Poland (+3.9%) and Belgium & Luxembourg (+4.6%). Revenues from retail services again grew rising 3.0%. Growth in IT & Integration services (+16.0%) and equipment sales (+11.1%) offset the decrease in revenues from wholesale services (-8.0%).

•  Africa & Middle East continued its very good performance (+11.4%) driven by double-digit increases for the year from its four growth engines (+17.7% for mobile data, +16.7% for fixed broadband, +25.8% for Orange Money and +16.4% for B2B across the board).

•  Orange Business recorded stable revenues (+0.2%). Growth in revenues from IT & Integration services (+6.3%) and Mobile (+2.6%) offset the structural decline in the Voice and Data legacy businesses (-6.7%).

•  In terms of commercial performance[3], the Group maintained its leadership position in convergence with 11.9 million convergent customers group-wide (+0.7%), as well as its commercial momentum in mobile contracts and very high-speed fixed broadband accesses. Mobile services had 254.0 million accesses (+4.8%), including 103.9 million contracts (+10.1%). Fixed services had 44.5 million accesses (-2.9%), of which 16.5 million were very high-speed broadband accesses showing strong growth (+11.9%). Fixed narrowband accesses continued their structural decline
(-14.4%).

In line with the target for the year, EBITDAaL reached 13 billion euros, up 1.3% year on year, steadily accelerating throughout the year to reach +2.0% in the fourth quarter. The Group value strategy resulted in a smaller decline in EBITDAaL in France in the second half (-2.2%, compared with -5.1% in 1H, resulting in a 3.6% decline for the year), with very good performances once again in Africa & Middle East (+12.7%), Europe (+5.8%) and, in particular, Spain (+12.2%), and the beginning of a reversal in the trend at Orange Business (-15.4%).

Despite the inflationary environment, the operational efficiency program continued its trajectory toward achieving its target of 600 million euros in 2025, on a cost base of about 12 billion euros defined at the end of 2022 and after the integration of VOO. About 300 million euros of savings were made by the end of 2023, half the projected savings for the three years. These savings mainly related to the notable reduction in employees stemming from the French "part-time for seniors" agreements but also to savings programs in purchasing, IT, networks and real estate.

eCAPEX was 6,815 million euros, a sharp reduction of 6.7% (-487 million euros), and represented 15.4% of revenues, in line with the objectives in the "Lead the Future" strategic plan. France was the main contributor to this reduction (-10.2%, or -344 million euros), with the fiber roll-out reaching maturity, and to Spain (-12.5%, or -107 million euros). At 31 December 2023, Orange had 71.7 million households connectable to FTTH worldwide (up 10.4% year on year) and an FTTH customer base of 15.4 million (+12.5%).

Operating income was 4,969 million euros, an increase of 6.6%, reflecting the growth in EBITDAaL and the positive base effect due to the impairment of goodwill on the Romanian acquisition in 2022. This was partially offset by additional restructuring costs for Orange Bank and Orange Business and by the increase in provisions for the French "part-time for seniors" plan, due to the working life extension in the pension reform law of 2023.

Consolidated net income was 2,892 million euros, an increase of 10.5%, or 275 million euros[4], reflecting operating income, higher financial expenses and lower income tax.

Year-on-year growth in EBITDAaL, combined with the marked reduction of eCAPEX, enabled organic cash flow from telecom activities to reach 3,661 million euros (+19.7% on a historical basis), in line with the target of at least 3.5 billion euros.

Net financial debt totaled 27.0 billion euros at 31 December 2023, an increase of 1.7 billion euros compared with 2022. The ratio of net financial debt to EBITDAaL from telecom activities was 2.05x at 31 December 2023 as a result of the acquisition of VOO, in line with the target of approximately 2x over the medium term. The solid liquidity position of telecom activities of 14.3 billion euros and the low cost of debt, which has an average maturity of 7.5 years, are advantages in the current monetary environment.

Value creation, one pillar of the "Lead the Future" plan, is demonstrated by the following three indicators[5]:

•  Free cash flow all-in[6] reached 2.9 billion euros, an increase of 1.1 billion euros.

•  Return on Capital Employed6 (ROCE) improved substantially, increasing 80 basis points to 6.7%, close to the target for 2025 of a 100 to 150 basis-point improvement between 2022 and 2025.

•  Earnings per share (EPS) of 0.85 euros grew more than 16%.

The Shareholders’ Meeting on 22 May 2024 will decide on the payment of a dividend for the 2023 fiscal year of 0.72 euros per share (payable in 2024).

Financial objectives

The Group achieved all its targets for 2023 and confirmed its financial objectives to 2025, as presented at the Capital Markets Day held on 16 February 2023.[7]

In 2024, Orange aims to achieve the following financial targets within the current perimeter:

•  Low single-digit growth in EBITDAaL

•  Discipline on eCAPEX

•  Organic cash flow6 of at least 3.8 billion euros

•  Net debt/EBITDAaL ratio6 unchanged at about 2x in the medium term

•  A dividend of 0.75 euros per share (payable in 2025)

For the 2025 fiscal year, in addition to the targets presented at the Capital Markets Day, Orange has set a minimum dividend of 0.75 euros per share.

Financial targets after deconsolidation of Orange Spain:

With regards to the pending decision by the European Commission, the deconsolidation of Spain does not change the Group objectives of low single-digit growth in EBITDAaL and discipline on eCAPEX. Group organic cash flow excluding Orange Spain will continue to grow, rising more than 300 million euros between 2023[8] and 2025 to reach at least 3.3 billion euros in 2024 and 3.5 billion euros in 2025.

Changes in the asset portfolio

Joint venture with Masmovil in Spain

At the financial statement date, completion of the transaction remains subject to the approval of the competent administrative, regulatory and antitrust authorities, which in the latter case is expected to be given by 22 February this year, and to the relevant and/or contractual conditions required for completion.

Acquisition of Expertime by Orange Business

In December 2023, Orange Business announced the acquisition of Expertime, a services company specializing in Microsoft solutions and recognized for its expertise in apps, collaborative solutions and Data. Its 165 employees will strengthen the Microsoft proficiency of the Orange Business teams in the areas of Public Cloud, Artificial Intelligence and Data. This acquisition is part of the "Lead the Future" strategic plan and contributes to Orange Business' ambition to accelerate its growth in digital services in France and Europe, and to become a network and digital integrator certified in the best technologies on the market, in order to support businesses in their digital transformation.

Disposal of OCS and Orange Studio to the Canal+ Group

In January 2023, Orange and the Canal+ Group announced that they had signed a memorandum of understanding for the Canal+ Group to acquire Orange’s stake in OCS, Orange’s pay-TV arm, and Orange Studio, the film and TV co-production subsidiary.

Since their founding in 2007 and 2008 respectively, competition in the audiovisual sector has intensified relentlessly, particularly for OCS, with the emergence of powerful international platforms. Through this agreement with the Canal+ Group, Orange’s longstanding partner and a European player in the creation and distribution of content, the Group aimed to sustain the long-term development of these two subsidiaries, while preserving jobs and the p-financing of content. Canal+ had been a 33.34% shareholder of OCS since 2012 and is its leading distributor.

The French Competition Authority approved the transaction on 12 January 2024 and it was finalized at the end of January. Following this transaction, the Canal+ Group is the sole shareholder of both companies.

Sustainability

With regard to the environment, the Group exceeded its target two years early of a 30% reduction in Scope 1 and 2 CO2 emissions over the period from 2015 to 2025, with a decrease in emissions of 37.4% in 2023. The customer handset recovery program has already achieved its target of 30% by 2025 in France and is expected to accelerate in Europe.

For digital inclusion, the number of beneficiaries of free digital training programs grew 45% in 2023. With 1.8 million people trained cumulatively by the end of 2023, the Group is on track to achieve its target of 2.5 million people trained between 2021 and 2025.

With regard to diversity, the proportion of women in the management network increased 1 percentage point to 34.1%.

_________________________________________________________________________________

The Board of Directors of Orange SA met on 14 February 2024 and reviewed the consolidated financial results at 31 December 2023[9].

More detailed information on the Group’s financial results and performance indicators is available on the Orange website www.orange.com/en/consolidated-results.

Review by operating segment

France

In millions of euros	4Q 2023	change comparable basis	change historical basis	12M 2023	change comparable basis	change historical basis
Revenues	4,600	(1.9)%	(1.9)%	17,730	(1.4)%	(1.4)%
Retail services (B2C+B2B)	2,811	1.8%	1.8%	11,154	1.6%	1.6%
Convergence	1,295	4.9%	4.9%	5,065	4.3%	4.3%
Mobile-only	590	0.7%	0.7%	2,364	1.4%	1.4%
Fixed-only	926	(1.7)%	(1.7)%	3,725	(1.6)%	(1.6)%
Wholesale	1,125	(10.6)%	(10.7)%	4,514	(8.5)%	(8.6)%
Equipment sales	460	6.6%	6.6%	1,394	5.3%	5.3%
Other revenues	204	(14.2)%	(14.2)%	668	(10.4)%	(10.4)%
EBITDAaL				6,364	(3.6)%	(4.2)%
EBITDAaL / Revenues				35.9%	(0.8 pt)	(1.1 pt)
Operating Income				2,967	(10.8)%	(11.7)%
eCAPEX				3,039	(10.2)%	(11.4)%
eCAPEX / Revenues				17.1%	(1.7 pt)	(1.9 pt)

Improvement in the EBITDAaL trend in the second half driven by the value strategy

Annual revenues in France were down 1.4% year on year to 17,730 million euros due to the expected decline in wholesale services which fell 8.5% (-419 million euros) and fixed-only narrowband services (PSTN) down 15.0% (-124 million euros), which were then partially offset by growth in other retail services of +3.0% (+303 million euros), driven by our value strategy.

For the full-year 2023, EBITDAaL was 6,364 million euros a decrease of 3.6% with, as expected, an inflection in the second half (-2.2%, versus -5.1% in 1H), thanks to the full effect of price increases implemented during the first half. The Group’s value strategy continued to deliver results in the fourth quarter, fueling growth in revenues from retail services excluding PSTN of 3.1%, in line with the aims of "Lead the Future" and thanks to the growth of all ARPOs, particularly convergent ARPO which reached 75.2 euros, an increase of 3.3 euros year on year.

From a commercial standpoint, the general market slowdown since the start of 2023 continued to affect fixed broadband net additions in the fourth quarter (-30,000), except for fiber (+267,000). There are now 37.4 million households connectable to Orange fiber. In mobile, the performance during this quarter was very positive (+99,000[10]) and the churn rate remained moderate at 12.1%, despite the slight increase (+1.4 percentage points). The Net Promoter Score returned to its 2022 level and in 2023, for the thirteenth consecutive year, the Orange mobile network was ranked number one by Arcep and either ranked first or joint-first across all criteria.

This increased the generation of operating cash flow (EBITDAaL - eCAPEX), which grew 3.4%, thanks to the marked decrease in eCAPEX (-10.2%) in 2023.

Europe

In millions of euros	4Q 2023	change comparable basis	change historical basis	12M 2023	change comparable basis	change historical basis
Revenues	3,105	2.3%	8.1%	11,574	2.2%	5.6%
Retail services (B2C+B2B)	2,087	2.2%	9.8%	7,947	3.0%	7.6%
Convergence	804	3.4%	11.8%	3,088	4.1%	9.1%
Mobile-only	736	(0.4)%	1.4%	2,932	1.4%	2.2%
Fixed-only	366	(0.4)%	19.7%	1,361	(0.4)%	11.7%
IT & Integration services	181	14.4%	20.2%	565	16.0%	19.9%
Wholesale	443	(6.8)%	(5.0)%	1,700	(8.0)%	(7.0)%
Equipment sales	524	12.3%	15.2%	1,757	11.1%	12.7%
Other revenues	52	1.6%	1.4%	170	(7.1)%	(8.9)%
EBITDAaL				3,037	5.8%	9.5%
EBITDAaL / Revenues				26.2%	0.9 pt	0.9 pt
Operating Income				770	na	na
eCAPEX				1,831	(6.9)%	(2.7)%
eCAPEX / Revenues				15.8%	(1.5 pt)	(1.4 pt)

Growth in EBITDAaL driven by price increases in retail services

Growth in revenues from Europe accelerated in the fourth quarter rising 2.3% and resulting in a 2.2% increase for full-year 2023 (+248 million euros). The rise in retail services (+3.0%, or 233 million euros) was driven by the Group’s value strategy and price increases. The good performance of Convergence (+4.1%, or 121 million euros) benefitted from price increases and growth in the fixed high-speed broadband customer base (which had almost 7 million FTTH and cable customers at 31 December 2023). The strong performance of IT & Integration services (+16.0%, or 78 million euros) was driven by Poland (+14.0%, or 46 million euros), Spain (+41.9%, or 17 million euros) and Romania (+22.5%, or 14 million euros). Equipment sales (+11.1%, or 176 million euros) reflected the positive commercial momentum in mobile phones. The decline in wholesale services slowed in the fourth quarter (-6.8%) resulting in an 8.0% decrease for the full year (-148 million euros). This was due to the regulatory decrease in call termination rates and international traffic, both of which had a small impact on margins.

The growth in revenues and the measures taken to counter inflationary pressure resulted in an increase in EBITDAaL of 5.8% (or 165 million euros), mainly due to double-digit growth in Spain (+12.2%, or 135 million euros), and to Poland (+2.9%, or 20 million euros).

The decrease in eCAPEX of 6.9% (-135 million euros) was achieved due to Spain (-12.5%, or -107 million euros) and Poland (-9.5%, or -36 million euros).

In Spain, revenues increased 1.1%, thanks to growth in retail services in all four quarters (+1.8% for the year), driven by Convergence, whose ARPO grew throughout the year (+3.5% in the last quarter). At the same time, churn continued to decrease resulting in a 1.3-point decline in the mobile churn rate in the last quarter (excluding the termination of 57,000 Covid lines[11]). In a highly competitive market, Spain sustained its growth focusing on customer value management combined with a rigorous marketing policy. Finally, Spain grew in all its B2B segments.

Africa & Middle East

In millions of euros	4Q 2023	change comparable basis	change historical basis	12M 2023	change comparable basis	change historical basis
Revenues	1,865	12.1%	6.2%	7,152	11.4%	3.4%
Retail services (B2C+B2B)	1,658	12.4%	6.9%	6,356	11.2%	4.0%
Mobile-only	1,424	12.1%	6.6%	5,456	10.8%	3.5%
Fixed-only	219	11.4%	6.6%	847	12.6%	5.9%
IT & Integration services	15	67.2%	66.2%	53	40.6%	34.0%
Wholesale	169	11.4%	1.4%	666	14.1%	0.4%
Equipment sales	26	12.1%	5.3%	90	(1.9)%	(13.2)%
Other revenues	11	(6.2)%	(15.5)%	40	23.2%	2.8%
EBITDAaL				2,734	12.7%	5.8%
EBITDAaL / Revenues				38.2%	0.4 pt	0.9 pt
Operating Income				1,755	10.5%	5.4%
eCAPEX				1,248	6.5%	(1.8)%
eCAPEX / Revenues				17.5%	(0.8 pt)	(0.9 pt)

Acceleration of double-digit EBITDAaL growth

Africa & Middle East revenues grew strongly, rising 11.4% (+729 million euros), with growth of 12.1% in the fourth quarter. All countries grew during the year. The region continued to demonstrate its agility and dynamism amid security tensions and currency devaluations in some countries.

This performance was underpinned by the rapid development of retail services (+11.2%) due to double-digit increases from the four growth engines, namely mobile data (+17.7%), fixed broadband (+16.7%), Orange Money (25.8%) and B2B across the board (+16.4%), with a positive effect on volume and value.

The mobile customer base reached 149.2 million, a year-on-year increase of 4.3%, with a 5.9% increase in average mobile ARPO.

At the end of November 2023, Orange launched the "Max it" app in five countries where Orange operates in Africa & Middle East. This smartphone services portal brings together three essential service offers: telecoms functionalities for managing mobile and fixed lines, all of the Orange Money services, and content offers (online games, music, TV, videos, news, ticketing, etc.). The app has already had 10 million downloads.

For the fourth year in a row, Africa & Middle East recorded double-digit growth in EBITDAaL (+12.7%), which continued to outpace growth in revenues as a result of strict cost control. The EBITDAaL margin rose 0.4 points, to more than 38%.

The EBITDAaL - eCAPEX indicator increased 18.4% year on year and made a significant contribution to the Group’s organic cash flow generation.

Orange Business

In millions of euros	4Q 2023	change comparable basis	change historical basis	12M 2023	change comparable basis	change historical basis
Revenues	2,081	(1.4)%	(2.6)%	7,927	0.2%	(0.0)%
Fixed-only	791	(6.8)%	(8.6)%	3,220	(6.7)%	(7.1)%
Voice	213	(14.8)%	(15.9)%	890	(12.3)%	(12.5)%
Data	578	(3.5)%	(5.6)%	2,330	(4.3)%	(4.8)%
IT & Integration services	1,025	2.4%	1.5%	3,706	6.3%	6.2%
Mobile	265	1.9%	1.8%	1,001	2.6%	2.6%
Mobile-only	172	0.5%	0.4%	693	5.1%	5.1%
Wholesale	10	(7.4)%	(7.4)%	41	(0.8)%	(0.8)%
Equipment sales	83	6.2%	6.2%	267	(2.9)%	(2.9)%
EBITDAaL				679	(15.4)%	(15.5)%
EBITDAaL / Revenues				8.6%	(1.6 pt)	(1.6 pt)
Operating Income				92	(71.4)%	(71.0)%
eCAPEX				296	(9.3)%	(11.0)%
eCAPEX / Revenues				3.7%	(0.4 pt)	(0.5 pt)

Initial improvement in the EBITDAaL trend before a return to growth in 2025

Revenue for the Orange Business segment reached 7,927 million euros in 2023, with slight growth of 0.2% (+14 million euros).

The growth in IT & Integration services of 6.3% (+219 million euros), driven by the double-digit growth of Orange Cyberdefense (+10.9%), the strong performance of Digital & Data (+7.2%) and increased Mobile revenues up 2.6% (+26 million euros), offset the structural decline of -6.7% in fixed Voice and Data legacy activities (-230 million euros).

The acquisition of Expertime strengthens the strategy of Orange Business in developing Microsoft solutions and its expertise in the area of apps, collaborative solutions and Data.

The simplification of the Orange Business product portfolio is on track to halve the number of products and services marketed in the first quarter of 2024.

The 15.4% decrease in EBITDAaL in 2023 is in line with the objective of reducing the contraction compared to that of 2022 (-18.8% or -21.0% excluding the impact of the employee shareholding program, which had an adverse effect on EBITDAaL in 2021). Furthermore, the decline in EBITDAaL improved during 2023 from -16.7% in the first half to -14.2% in the second half. Orange Business is pursuing its objective of turning around EBITDAaL by 2025, and to do so, aims to halve the decline in EBITDAaL in 2024.

The training and retraining plan for key digital professions (virtualization, Cloud, data, artificial intelligence and cybersecurity) resulted in 11,408 certifications out of the 20,000 targeted by 2025.

Lastly, a provision was booked in the 2023 financial statements for the voluntary departure plan, to be implemented in 2024.

Totem

In millions of euros	4Q 2023	change comparable basis	change historical basis	12M 2023	change comparable basis	change historical basis
Revenues	174	(7.6)%	(7.6)%	686	0.3%	0.3%
Wholesale	174	(7.6)%	(7.6)%	686	0.3%	0.3%
Other revenues	-	-	-	-	-	-
EBITDAaL				372	0.4%	0.4%
EBITDAaL / Revenues				54.2%	0.1 pt	0.1 pt
Operating Income				251	(0.2)%	(0.2)%
eCAPEX				144	1.0%	1.0%
eCAPEX / Revenues				20.9%	0.1 pt	0.1 pt

The revenues of the Totem TowerCo[12] reached 686 million euros, an increase of 0.3% (+2 million euros), driven by a 3.6% rise in hosting revenues, which included a 6% increase in hosting revenues from third-party customers. At the end of 2023, 16.6% of hosting revenues came from external customers.

This change reflects the increase in the number of sites which totaled 27,292 at 31 December 2023 (+173 sites), with a tenancy ratio of 1.40 co-tenants per site. This increase of three basis points compared with the tenancy ratio at the end of 2022 is in line with the target of 1.5 co-tenants in 2026.

EBITDAaL rose 0.4% (2 million euros) and eCAPEX increased 1 million euros.

International Carriers & Shared Services

In millions of euros	4Q 2023	change comparable basis	change historical basis	12M 2023	change comparable basis	change historical basis
Revenues	364	(6.4)%	(6.5)%	1,478	(3.7)%	(4.0)%
Wholesale	235	(8.8)%	(9.0)%	982	(7.1)%	(7.3)%
Other revenues	129	(1.6)%	(1.6)%	496	3.7%	3.4%
EBITDAaL				(30)	63.8%	68.4%
EBITDAaL / Revenues				(2.0)%	3.4 pt	4.2 pt
Operating Income				(563)	(17.8)%	(34.9)%
eCAPEX				225	(19.0)%	(19.0)%
eCAPEX / Revenues				15.2%	(2.9 pt)	(2.8 pt)

Wholesale services revenues decreased 8.8% in the fourth quarter (after falling 11.8% in 3Q) and were down 7.1% for the full year (-75 million euros), year on year. The decrease in voice traffic, which is accelerating, was partially offset by roaming services, Data activities and the construction and sale of a cable in the Caribbean.

The 3.7% year-on-year increase in other revenues (+18 million euros) was mainly due to the strong growth in Orange Marine’s activities.

The EBITDAaL loss was substantially reduced (+53 million euros), thanks to the very good performance of Orange Marine and lower labor expenses due to departures related to the French "part-time for seniors" plan in the area of central functions.

Mobile Financial Services

In millions of euros	12M 2023	change comparable basis	change historical basis
Net Banking Income (NBI)	150	29.6%	29.6%
Cost of bank credit risk	(63)	39.5%	39.5%
Operating Income	(306)	(53.1)%	(53.1)%
eCAPEX	33	(8.3)%	(8.3)%

Mobile Financial Services had 3.3 million customers at 31 December 2023, including 1.9 million in Europe (Orange Bank) and 1.3 million in Africa (Orange Bank Africa), a year-on-year increase of 0.2 million customers.

Operating income includes restructuring costs and impairment of assets related to the plan to discontinue the activities of Orange Bank. Orange Bank has embarked on negotiations with its employee representatives to initiate an employment protection plan involving about 600 jobs in France. The plan to cease activities continues following the rejection of the takeover offer presented in the context of the Florange Law and the end of the procedure to inform and consult employee representative bodies on these projects.

Orange Bank maintains the quality of its offering at a high level. In France, Orange Bank is still ranked number one among online banks for customer satisfaction by the Trustpilot review platform and Google Customer Reviews.

In Africa, loan production continued to increase due to the rise in the value of loans granted. Customer savings also continue to grow. Technical workshops have begun to prepare for the launch of the Senegal branch.

Calendar of upcoming events

24 April 2024                          - Publication of First Quarter 2024 financial results

Contacts

press: Tom Wright tom.wright@orange.com Caroline Cellier caroline.cellier@orange.com financial communication:
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Louise Racine
louise.racine@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

Louis Celier
louis.celier@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 29 March 2023 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 30 March 2023 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	4Q 2023	4Q 2022 comparable basis	4Q 2022 historical basis	variation comparable basis	change historical basis
Revenues	11,578	11,395	11,351	1.6%	2.0%
France	4,600	4,690	4,691	(1.9)%	(1.9)%
Europe	3,105	3,034	2,873	2.3%	8.1%
Africa & Middle East	1,865	1,663	1,756	12.1%	6.2%
Orange Business	2,081	2,110	2,136	(1.4)%	(2.6)%
Totem	174	188	188	(7.6)%	(7.6)%
International Carriers & Shared Services	364	389	390	(6.4)%	(6.5)%
Intra-Group eliminations	(611)	(680)	(683)
EBITDAaL (1)	3,544	3,474	3,448	2.0%	2.8%
o/w Telecom activities	3,577	3,507	3,480	2.0%	2.8%
As % of revenues	30.9%	30.8%	30.7%	0.1 pt	0.2 pt
o/w Mobile Financial Services	(33)	(32)	(32)	(0.6)%	(0.6)%
eCAPEX	2,065	2,241	2,227	(7.9)%	(7.3)%
o/w Telecom activities	2,061	2,225	2,212	(7.4)%	(6.8)%
as % of revenues	17.8%	19.5%	19.5%	(1.7 pt)	(1.7 pt)
o/w Mobile Financial Services	4	16	16	(75.4)%	(75.4)%
EBITDAaL - eCAPEX	1,480	1,233	1,221	20.0%	21.2%
(1) EBITDAaL presentation adjustments are described in Appendix 2.

31 December data

In millions of euros	12M 2023	12M 2022 comparable basis	12M 2022 historical basis	variation comparable basis	change historical basis
Revenues	44,122	43,332	43,471	1.8%	1.5%
France	17,730	17,977	17,983	(1.4)%	(1.4)%
Europe	11,574	11,327	10,962	2.2%	5.6%
Africa & Middle East	7,152	6,423	6,918	11.4%	3.4%
Orange Business	7,927	7,912	7,930	0.2%	(0.0)%
Totem	686	685	685	0.3%	0.3%
International Carriers & Shared Services	1,478	1,536	1,540	(3.7)%	(4.0)%
Intra-Group eliminations	(2,426)	(2,527)	(2,547)
EBITDAaL (1)	13,035	12,870	12,963	1.3%	0.6%
o/w Telecom activities	13,157	12,987	13,080	1.3%	0.6%
As % of revenues	29.8%	30.0%	30.1%	(0.2 pt)	(0.3 pt)
France	6,364	6,599	6,645	(3.6)%	(4.2)%
Europe	3,037	2,871	2,772	5.8%	9.5%
Africa & Middle East	2,734	2,427	2,584	12.7%	5.8%
Orange Business	679	802	804	(15.4)%	(15.5)%
Totem	372	371	371	0.4%	0.4%
International Carriers & Shared Services	(30)	(84)	(96)	63.8%	68.4%
o/w Mobile Financial Services	(122)	(118)	(118)	(3.9)%	(3.9)%
Operating Income	4,969	4,661	4,801	6.6%	3.5%
o/w Telecom activities	5,274	4,860	5,000	8.5%	5.5%
o/w Mobile Financial Services	(306)	(200)	(200)	(53.1)%	(53.1)%
Consolidated net income	2,892		2,617	-	10.5%
Net income attributable to equity owners of the Group	2,440		2,146		13.7%
eCAPEX	6,815	7,303	7,371	(6.7)%	(7.5)%
o/w Telecom activities	6,783	7,267	7,335	(6.7)%	(7.5)%
as % of revenues	15.4%	16.8%	16.9%	(1.4 pt)	(1.5 pt)
o/w Mobile Financial Services	33	35	35	(8.3)%	(8.3)%
EBITDAaL - eCAPEX	6,220	5,567	5,593	11.7%	11.2%
(1) EBITDAaL presentation adjustments are described in Appendix 2.

In millions of euros	December 31 2023	December 31 2022
Organic cash flow from telecom activities	3,661	3,058
Free cash flow all-in from telecom activities	2,940	1,845
Return On Capital Employed (ROCE) from telecom activities	6.7%	5.8%
Net financial debt (1)	27,002	25,298
Ratio of financial debt / EBITDAaL from telecom activities (2)	2.05	1.93
(1) Net financial debt as defined and used by Orange does not include Mobile Financial Services activities, for which this concept is not relevant.

(2) The ratio of net financial debt to EBITDAaL from telecom activities is calculated based on the ratio of the Group’s net financial debt to EBITDAaL from telecom activities over the previous 12 months.

Appendix 2: adjusted data to income statement items

Quarterly data

	4Q 2023			4Q 2022 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	11,578	-	11,578	11,351	-	11,351
External purchases	(5,273)	(9)	(5,282)	(5,100)	(9)	(5,109)
Other operating income	314	-	314	197	1	197
Other operating expense	(156)	(42)	(198)	(56)	(27)	(83)
Labor expenses	(2,157)	(66)	(2,223)	(2,179)	(316)	(2,496)
Operating taxes and levies	(255)	6	(249)	(315)	(2)	(317)
Gains (losses) on disposal of fixed assets, investments and activities	na	35	35	na	98	98
Restructuring costs	na	(396)	(396)	na	(39)	(39)
Depreciation and amortization of financed assets	(36)	-	(36)	(32)	-	(32)
Depreciation and amortization of right-of-use assets	(396)	(1)	(396)	(370)	-	(370)
Impairment of right-of-use assets	(1)	(39)	(40)	-	(63)	(63)
Interest expenses on liabilities related to financed assets	(5)	5	na	(2)	2	na
Interest expenses on lease liabilities	(70)	70	na	(44)	44	na
EBITDAaL	3,544	(436)	na	3,448	(312)	na
Significant litigation	(26)	26	na	(5)	5	na
Specific labor expenses	(74)	74	na	(315)	315	na
Fixed assets, investments and business portfolio review	35	(35)	na	98	(98)	na
Restructuring program costs	(429)	429	na	(103)	103	na
Acquisition and integration costs	(18)	18	na	(34)	34	na
Interest expenses on liabilities related to financed assets	na	(5)	(5)	na	(2)	(2)
Interest expenses on lease liabilities	na	(70)	(70)	na	(44)	(44)

31 December data

	12M 2023			12M 2022 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	44,122	-	44,122	43,471	-	43,471
External purchases	(19,295)	(26)	(19,322)	(18,707)	(24)	(18,732)
Other operating income	894	-	894	745	2	747
Other operating expense	(447)	(5)	(452)	(367)	(47)	(413)
Labor expenses	(8,523)	(495)	(9,018)	(8,537)	(383)	(8,920)
Operating taxes and levies	(1,797)	3	(1,794)	(1,879)	(3)	(1,882)
Gains (losses) on disposal of fixed assets, investments and activities	na	90	90	na	233	233
Restructuring costs	na	(456)	(456)	na	(125)	(125)
Depreciation and amortization of financed assets	(129)	-	(129)	(107)	-	(107)
Depreciation and amortization of right-of-use assets	(1,518)	(4)	(1,522)	(1,507)	-	(1,507)
Impairment of right-of-use assets	(1)	(67)	(69)	(1)	(52)	(54)
Interest expenses on liabilities related to financed assets	(14)	14	na	(3)	3	na
Interest expenses on lease liabilities	(258)	258	na	(145)	145	na
EBITDAaL	13,035	(690)	na	12,963	(251)	na
Significant litigation	30	(30)	na	(9)	9	na
Specific labor expenses	(503)	503	na	(372)	372	na
Fixed assets, investments and business portfolio review	90	(90)	na	233	(233)	na
Restructuring program costs	(526)	526	na	(177)	177	na
Acquisition and integration costs	(53)	53	na	(74)	74	na
Interest expenses on liabilities related to financed assets	na	(14)	(14)	na	(3)	(3)
Interest expenses on lease liabilities	na	(258)	(258)	na	(145)	(145)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

In millions of euros	4Q 2023	4Q 2022 historical basis	12M 2023	12M 2022 historical basis
Investments in property, plant and equipment and intangible assets	2,519	3,065	8,062	9,007
Financed assets	(44)	(94)	(233)	(229)
Proceeds from sales of property, plant and equipment and intangible assets	(92)	(155)	(292)	(347)
Telecommunication licenses	(318)	(589)	(721)	(1,060)
eCAPEX	2,065	2,227	6,815	7,371

Appendix 4: key performance indicators

In thousand, at the end of the period	December 31 2023	December 31 2022
Number of convergent customers	11,917	11,836
Number of mobile accesses (excluding MVNOs) (1)	253,981	242,235
o/w	Convergent customers mobile accesses	21,944	21,647
Mobile only accesses	232,037	220,588
o/w	Contract customers mobile accesses	103,906	94,396
Prepaid customers mobile accesses	150,076	147,840
Number of fixed accesses (2)	44,504	45,850
Fixed Retail accesses	30,802	31,397
Fixed Broadband accesses	25,175	24,824
o/w	Very high-speed broadband fixed accesses	16,463	14,710
Convergent customers fixed accesses	11,917	11,836
Fixed accesses only	13,258	12,988
Fixed Narrowband accesses	5,627	6,572
Fixed Wholesale accesses	13,702	14,453
Group total accesses (1+2)	298,485	288,085
2022 data is on a comparable basis and includes access to the telecom operator VOO acquired in June 2023 by Orange Belgium.

Key performance indicators (KPI) by country are presented in the "Orange investors data book Q4 2023" available on www.orange.com, under Finance/Results: www.orange.com/en/latest-consolidated-results

Appendix 5: Data excluding Orange Spain

In billion of euros	12M 2023	12M 2023 simulation		12M 2022 historical basis	12M 2022 simulation
	inc. Orange Spain	ex. Orange Spain	Δ	inc. Orange Spain	ex. Orange Spain	Δ
Revenue	44.1	39.7	(4.4)	43.5	39.1	(4.3)
EBITDAaL	13.0	11.8	(1.2)	13.0	11.9	(1.1)
eCAPEX (excl. licences)	6.8	6.1	(0.7)	7.4	6.5	(0.9)
eCapex/sales	15.4%	15.3%	-10bps	17.0%	16.7%	-30bps
EBITDAaL - eCAPEX	6.2	5.7	(0.5)	5.6	5.3	(0.2)
Organic cashflow (telecoms activities)	3.7	3.2	(0.5)	3.1	2.8	(0.3)

 *Illustration excluding Orange Spain and with the neutralization of inter-company eliminations with Orange Spain (such as Totem, management & brand fees) from 1 January 2022.

Disclaimer

In view of the progress of the operation and the need to obtain the agreement of the competition authorities and the competent administrative authorities, the Group considered that the IFRS 5 criteria for the valuation and presentation of discontinued activities were not met by 31 December 2023.

However, and subject in particular to the approval of the competition authorities expected by 22 February 2024, the Group wished to present an illustration of the impact of Orange Spain no longer being consolidated by the Group. This illustration was not carried out in accordance with the provisions of IFRS 5. The accounting impact of the application of IFRS 5, if an agreement is reached for this transaction, could lead to results that are different from those presented above.

Appendix 6: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly named indicators used by other companies.

Retail services (B2C + B2B): aggregation of revenues from (i) Convergent services, (ii) Mobile-only services, (iii) Fixed-only services and (iv) IT & integration services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly named indicators used by other companies.

Free cash flow all-in (telecoms activities): Free cash flow all-in from telecom activities corresponds to net cash provided by operating activities, minus (i) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (ii) repayments of lease liabilities and on debts related to financed assets, and (iii) payments of coupons on subordinated notes. Free cash flow all-in from telecom activities is not a financial aggregate defined by IFRS and may not be comparable to similarly named indicators used by other companies.

Earnings per share (EPS) - Group share Net income - Basic: Basic earnings per share are calculated by dividing (a) net income for the year attributable to the shareholders of the Group, after deduction of the remuneration net of the tax to holders of subordinated notes, by (b) the weighted average number of ordinary shares outstanding during the period.

Return On Capital Employed (ROCE): ROCE (Return On Capital Employed) from telecoms activities corresponds to Net Operating Profit After Tax (NOPAT) for the year ended (N) divided by Net Operating Assets (NOA) for the previous year (N-1).

Net Operating Profit After Tax (NOPAT) for the year ended (N) corresponds to operating profit (i) after interest on lease liabilities and on debts related to financed assets, and (ii) after income tax adjusted for the tax impact of financial income excluding interest on lease liabilities and on debts related to financed assets (tax charge calculated on the basis of the statutory tax rate applicable in France, the tax jurisdiction of the parent company Orange SA).

Net Operating Assets (NOA) for the previous year (N-1) correspond to (i) equity and (ii) financial liabilities and derivative liabilities (non-current and current), excluding debts on financed assets, (iii) less financial assets and derivative assets (non-current and current), cash and cash equivalents, including investments in Mobile Financial Services.

ROCE from telecoms activities is not a financial aggregate defined by IFRS and may not be comparable to similarly named indicators used by other companies.

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile-only services

Mobile-only services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile-only ARPO: average quarterly revenues from Mobile-only (ARPO) calculated by dividing revenues from Mobile-only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile-only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile-only customer.

Fixed-only services

Fixed-only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Orange Business operating segment). For the Orange Business operating segment, Fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

Fixed-only Broadband ARPO: average quarterly revenues from Fixed-only Broadband (ARPO) calculated by dividing the revenue from Fixed-only Broadband retail services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed-only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed-only Broadband customer.

IT & integration services

IT & Integration services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market, and (iii) equipment sales to other carriers.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT & Integration services, (ii) sales of network equipment related to the operation of voice and data services in the Orange Business operating segment, (iii) equipment sales to other carriers, and (iv) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

[1] Unless otherwise stated, percentage changes are on a year-on-year basis, calculated against 31 December 2022 and on a comparable basis.

[2] Services invoiced to customers (B2C and B2B). See definition in the attached glossary.

[3] Changes are presented on a comparable basis.

[4] On a historical basis

[5] Definitions in Appendix 6: Glossary

[6] Telecom activities

[7] These targets are on a comparable basis and do not take into account mergers and acquisitions not yet finalized

[8] Organic cash flow for 2023 restated for Orange Spain: 3.18 billion euros

[9] The auditing procedures are currently being completed and the audit report will be produced in March.

[10] Excluding M2M and prepaid

[11] Covid lines: low ARPU lines for students contracted in 2020 set to expire in December 2023

[12] European company within the Orange group that owns and manages the passive mobile infrastructure portfolio of telecommunication towers, initially in France and Spain. It has been presented as a separate business segment since 1 January 2022.

ORANGE

Date: February 15, 2024	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations